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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM N-17f-2

              Certificate Of Accounting Of Securities and Similar
                          Investments in the Custody of
    	                 Management Investment Companies


	            Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


Investment Company Act file number:
		811-08257
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Date examination completed:
		November 18, 2005
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State Identification number:
		CT
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Exact name of investment company as
specified in registration statement:

		GE INSTITUTIONAL FUNDS
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Address of principal executive office
(number, street, city, state, zip code):

		3001, SUMMER STREET,STAMFORD, CONNECTICUT, 06905
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Registrant's telephone number, including area code: 800-242-0134
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Independent Accountants' Report

The Board of Directors
GE Institutional Funds

We have examined management's assertion, that the S&P 500 Index Fund (the "Fund"), a series of the GE Institutional Funds, complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of June 30, 2005, and from December 31, 2004 to June 30, 2005 included in Management's Assertion Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was Made in accordance with attestation standards established by the American institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2005, and with respect to agreement of security purchases and sales, for the period from December 31, 2004 to June 30, 2005 without prior notice to management:

1)	Confirmation with State Street Bank & Trust (the "Custodian")
that no exceptions exist between the securities held in book entry form by the Depository Trust Company and the Custodian;

2)	Confirmation of all securities hypothecated, pledged or
placed in escrow with brokers;

3)	Inspection of documentation of other securities held in
safekeeping by the Custodian but not included in 1) or 2) above;

4)	Reconciliation between the Fund's accounting records and
the custody records as of June 30, 2005 and verified reconciling items;

5)	Agreement of pending trade activity for the Fund as of
June 30, 2005 to their corresponding subsequent cash statements;

6)	Agreement of eight security purchases and two security sales for the period December 31, 2004 (the date of our last examination) through June 30, 2005, from the books and records of the Fund to trade confirmations, noting that they had been properly recorded.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with the specified requirements.

In our opinion, management's assertion that the S&P 500 Index Fund, a portfolio of GE Institutional Funds, complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2005, and from December 31, 2004 to June 30, 2005 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of the GE Institutional Funds, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/ KPMG LLP

November 18, 2005




[GE LOGO]

GE Asset Management Incorporated
3001 Summer Street, P.O. Box 7900
Stamford, CT, 06904-7900
(203) 326-4080
(203) 708-3100

Management Assertion Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940


We, as members of management of one of the portfolios of GE
Institutional Funds, the S&P 500 Index Fund (the Fund), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control structure over compliance with Rule 17f-2 requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 as of June 30, 2005, and from December 31, 2004 to June 30, 2005.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2005, and from December 31, 2004 to June 30, 2005, with respect to securities reflected in the investment account of the Fund.


GE Institutional Funds (S&P 500 Index Fund),


By:


/s/ Michael J. Cosgrove
Michael J. Cosgrove
President


/s/ Scott Rhodes
Scott Rhodes
Treasurer